                                                              OMB APPROVAL
                                                    ----------------------------
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                                                    ----------------------------
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                                                    ----------------------------
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                                                      hours per response  14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ___________)*


                                   SQA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   784637100
                   ----------------------------------------
                                (CUSIP Number)


    PAUL D. LEVY, RATIONAL SOFTWARE CORPORATION, 2800 SAN TOMAS EXPRESSWAY,
--------------------------------------------------------------------------------
                     SANTA CLARA, CA 95051  (408) 496-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 12, 1996
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 2 OF 49 PAGES
----------------------                                  -----------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          RATIONAL SOFTWARE CORPORATION
          54-1217099
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    1,213,296 (acquisition of such shares is conditioned upon
                    the occurrence of certain events specified in that certain
     NUMBER OF      Stock Option Agreement dated November 12, 1996 and filed as
                    Exhibit 3 to this Schedule 13D
                ----------------------------------------------------------------
      SHARES     8  SHARED VOTING POWER
   BENEFICIALLY     1,545,460 (includes an aggregate of 138,532 shares)
     OWNED BY
                ----------------------------------------------------------------
       EACH      9  SOLE DISPOSITIVE POWER
     REPORTING      1,213,296 (acquisition of such shares is conditioned upon
      PERSON        the occurrence of certain events specified in that certain
       WITH         Stock Option Agreement dated November 12, 1996 and filed
                    as Exhibit 3 to this Schedule 13D)

                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,758,756
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. SCHEDULE
                                      13D

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 3 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          HIGHLAND CAPITAL PARTNERS II LIMITED PARTNERSHIP

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        628,180

               ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       628,180 (Subject to the restrictions set forth in that
       EACH         certain Affiliate Agreement dated November 12, 1996 filed
     REPORTING      as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          628,180
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 4 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HIGHLAND MANAGEMENT PARTNERS II LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        628,180

                ---------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
       EACH
     REPORTING
                ---------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         628,180 (Subject to the restrictions set forth in that
                    certain Affiliate Agreement dated November 12, 1996 filed as
                    Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          628,180
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.6%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 5 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AEGIS SELECT LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COMMONWEALTH OF MASSACHUSETTS
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        109,290

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
       EACH
                ----------------------------------------------------------------
     REPORTING  10  SHARED DISPOSITIVE POWER
      PERSON        109,290 (Subject to the restrictions set fourth in that
       WITH         certain Affiliate Agreement dated November 12, 1996
                    filed as Exhibit 5 to this Schedule 13D)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          109,290
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 6 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          AEGIS II LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COMMONWEALTH OF MASSACHUSETTS
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        109,290
   BENEFICIALLY
                ----------------------------------------------------------------
     OWNED BY    9  SOLE DISPOSITIVE POWER
       EACH         -0-
                ----------------------------------------------------------------
     REPORTING  10  SHARED DISPOSITIVE POWER
      PERSON        109,290 (Subject to the restrictions set fourth in that
       WITH         certain Affiliate Agreement dated November 12, 1996
                    filed as Exhibit 5 to this Schedule 13D)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          109,290
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.2%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 7 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NORTHBRIDGE VENTURE PARTNERS,L.P.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        506,363

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
       EACH
     REPORTING
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         506,363 (Subject to the restrictions set forth in that
                    certain Affiliate Agreement dated November 12, 1996 filed as
                    Exhibit 5 to this Schedule 13D)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          506,363
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 8 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NORTHBRIDGE VENTURE MANAGEMENT,L.P.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        506,363

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
       EACH
     REPORTING
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         506,363 (Subject to the restrictions set forth in that
                    certain Affiliate Agreement dated November 12, 1996 filed as
                    Exhibit 5 to this Schedule 13D)
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          506,363
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 9 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD T. ANDERSON
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                                       (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        896,672(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       43,547 (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         853,125(1)

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          896,672(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.4%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 506,363 shares of Common Stock held by North Bridge Venture Partners, L.P. and 346,762 shares of Common Stock held by ABS Venture III Limited Partnership, as to which shares Mr. Anderson disclaims beneficial ownership.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 10 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TED R. DINTERSMITH
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        123,932(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       14,642 (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH        109,290(1)

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          123,932(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 43,636 shares of Common Stock held by Agis II Limited Partnership and 65,654 shares of Common Stock of Agis Select Limited Partnership Partnership as to which shares Mr. Dintersmith disclaims beneficial ownership.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 11 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PAUL A. MAEDER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        702,012(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       73,832 (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         628,180(1)

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          702,012(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.4%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 628,180 shares of Common Stock held by Highland Capital Partners II Limited Partnership, as to which shares Mr. Maeder disclaims beneficial ownership.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 12 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THOMAS I. CSATHY
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        1,000(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       1,000(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,000(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 1,000 shares of Common Stock held by Mr. Csathy's spouse, as to which shares Mr. Csathy disclaims beneficial ownership.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 13 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RONALD H. NORDIN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        135,247(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       135,247(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          135,247(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.4%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 95,217 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996. Includes 12,000 shares of Common Stock held by Mr Nordin's spouse, as to which Mr. Nordin disclaims beneficial ownership.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 14 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FREDERICK J. CIARAMAGLIA
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        14,070(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       14,070(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,070(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 12,320 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 15 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WILLIAM T. DEDRICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        2,640(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       2,640(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,640(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 2,640 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 16 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROGER A. HODSKINS
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        4,519(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       4,519(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,519(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 4,225 shares of Common Stock issuable pursuant to stock options that we currently exercisable or will become exercisable within 60 days of November 12, 1996.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 17 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ERIC L. SCHURR
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        4,130(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       4,130(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,130(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 4,130 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 18 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVID J. ORFAO
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        20,000(1)

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       20,000(1) (Subject to the restrictions set fourth in that
       EACH         certain Affiliate Agreement dated November 12, 1996
     REPORTING      filed as Exhibit 5 to this Schedule 13D)
                ----------------------------------------------------------------
      PERSON    10  SHARED DISPOSITIVE POWER
       WITH         -0-

-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,000(1)
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Includes 20,000 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 19 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THOMAS F. BOGAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        -0-

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
                ----------------------------------------------------------------
       EACH     10  SHARED DISPOSITIVE POWER
     REPORTING      -0-
      PERSON
       WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

----------------------                                 ------------------------
CUSIP NO. 784637100                                       PAGE 20 OF 49 PAGES
----------------------                                 ------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [X]
                                                              (B) [_]

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E) [_]

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    -0-
                ----------------------------------------------------------------
     NUMBER OF   8  SHARED VOTING POWER
      SHARES        -0-

                ----------------------------------------------------------------
   BENEFICIALLY  9  SOLE DISPOSITIVE POWER
     OWNED BY       -0-
                ----------------------------------------------------------------
       EACH     10  SHARED DISPOSITIVE POWER
     REPORTING      -0-
      PERSON
       WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [_]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 21 of 49 Pages
---------------------                                  -----------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rational Software Corporation, Highland Capital Partners II Limited Partnership or its Managing General Partner Highland Management Partners II Limited Partnership, Aegis Select Limited Partnership, Aegis II Limited Partnership, North Bridge Venture Partners or its Managing General Partner, North Bridge Venture Management L.P., Ronald H. Nordin, Thomas
F. Bogan, Frederick J. Ciaramaglia, William T. Dedrick, Roger A. Hodskins, David
J. Orfao, Eric L. Schurr, Edward T. Anderson, Thomas I. Csathy, Ted R. Dintersmith, Jerald G. Fishman, or Paul A. Maeder (collectively, the "SQA
                                                                       ---
Stockholders") that it or he is the beneficial owner of any of the Common Stock
------------
referred to herein, other than shares of SQA Common Stock issued and outstanding and owned of record by the aforementioned persons as of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to Rational Software Corporation has been provided by Rational Software
                                  Corporation.

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of SQA, Inc., a Delaware corporation
            -------------------
("Issuer").  The principal executive offices of Issuer are located at One
  ------
Burlington Woods, Burlington, Massachusetts 01803.

ITEM 2.   IDENTITY AND BACKGROUND.

     The names of the people filing this statement are Rational Software Corporation, a Delaware corporation ("Rational"), Highland Capital Partners II
                                      --------
Limited Partnership and its Managing General Partner is Highland Management Partners II Limited Partnership, Aegis Select Limited Partnership, Aegis II Limited Partnership, North Bridge Venture Partners and its Managing General Partner North Bridge Venture Management, L.P., Ronald H. Nordin, Thomas F. Bogan, Frederick J. Ciaramaglia, William T. Dedrick, Roger A. Hodskins, David J. Orfao, Eric L. Schurr, Edward T. Anderson, Thomas I. Csathy, Ted R. Dintersmith, Jerald G. Fishman, or Paul A. Maeder. The address of the principal office and principal business of Rational is 2800 San Tomas Expressway, Santa Clara, California 95051. Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Set forth in Schedule A is a list of each of Rational's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Rational in which such employment is conducted. Set forth in Schedule B is a list of each the SQA Stockholders, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

     During the past five years neither Rational nor any of the SQA Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Rational nor any of the SQA Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 22 of 49 Pages
---------------------                                  -----------------------

of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Reorganization dated November 12, 1996 (the "Merger Agreement") among Rational, Sunshine Acquisition Corp., a Delaware
      ----------------
corporation and a wholly-owned subsidiary of Rational ("Merger Sub") and Issuer,
                                                        ----------
and subject to the conditions set forth therein (including approval by stockholders of Issuer and Rational), Merger Sub will be merged with and into Issuer (the "Merger"), with each share of Issuer Common Stock being converted
             ------
into the right to receive 0.86 shares of Rational common stock, $0.01 par value per share ("Rational Common Stock"). The foregoing summary of the Merger is
            ---------------------
qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference. The SQA Stockholders are not parties to the Merger Agreement.

     This statement on Schedule 13D also relates to a voting agreement as described in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Rational, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law ("Delaware
                                                                    --------
Law").  At the effective time of the Merger (the "Effective Time"), the separate
                                                  --------------
existence of Merger Sub will cease and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Rational ("Surviving
                                                           ---------
Corporation"). The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time. The Certificate of Incorporation of SQA as in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware Law and such Certificate of Incorporation; provided, however, at
                                                           --------  -------
the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "SQA Holdings, Inc." The Bylaws of SQA as in effect immediately prior to the Merger shall be the Bylaws of the Surviving Corporation until thereafter amended.

     In connection with the Merger, holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them,
0.86 shares of Rational Common Stock.   In addition, Rational will assume all
options outstanding under the Issuer's 1990 Incentive and Nonqualified Stock Option Plan, 1995 Stock Plan, and 1995 Non-Employee Director Stock Option Plan, and will assume all purchase rights outstanding under the Issuer's 1995 Employee Stock Purchase Plan. If the Merger is consummated, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Rational and Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Rational and Issuer and no event with a material adverse effect with respect to either party. The Merger Agreement also contains covenants regarding the activities of the

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 23 of 49 Pages
---------------------                                  -----------------------

parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     After the occurrence of a Trigger Event or a Takeover Proposal (as defined below), if the Merger Agreement is terminated because (i) the SQA board changes its recommendation that SQA stockholders approve the Merger, (ii) SQA fails to hold a special meeting of its stockholders, or (iii) SQA fails to obtain stockholder approval of the Merger, then SQA must pay Rational a $6 million break-up fee (the "SQA Break-Up Fee"). In addition, in the event of
                           ----------------
(x) the payment of the SQA Break-Up Fee, or (y) in the absence of payment of the SQA Break Up Fee, the Merger Agreement is terminated because of (i) a change in the Board of Directors' recommendation that SQA stockholders approve the Merger, (ii) SQA's failure to hold a special meeting of its stockholders,
(iii) SQA's failure to obtain the approval of the SQA stockholders, (iv) SQA's breach of its representations and warranties in the Merger Agreement, or (v) the occurrence of a Trigger Event or Takeover Proposal within 180 days of SQA's termination of the Merger Agreement, then SQA must reimburse Rational up to $1 million in expenses incurred in connection with the Merger Agreement and transactions contemplated thereby.

     If (i) the Rational board changes its recommendation that Rational stockholders approve the Merger, (ii) Rational fails to hold a special meeting of Rational stockholders, or (iii) Rational fails to obtain stockholder approval of the Merger, then Rational must pay to SQA a break-up fee of $20 million (the "Rational Break-Up Fee"). In addition, upon the payment of the Rational Break-
 ---------------------
Up Fee or if Rational breaches its representations and warranties in the Merger Agreement, then Rational must reimburse SQA up to $1 million in expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

     As used herein, a "Trigger Event" shall occur if any Person (other than a
                        -------------
person disclosing its beneficial ownership of shares of SQA's Common Stock on
Schedule 13G under the Exchange Act) acquires securities representing 20% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of SQA.

     As used herein, "Takeover Proposal" means any offer or proposal for, or any
                      -----------------
indication of interest in, a merger or other business combination involving SQA or the acquisition of 20% or more of the outstanding shares of capital stock of SQA, or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of SQA, other than,
(i) the transactions contemplated by the Agreement and (ii) transactions by persons disclosing their beneficial ownership of shares of SQA's Common Stock on
Schedule 13G under the Exchange Act.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The SQA Stockholders are not parties to the Merger Agreement.

     As an inducement to Rational to enter into the Merger Agreement, the SQA Stockholders have each entered into a Participation Agreement dated as of November 12, 1996 (the "Voting Agreement") with Rational. Pursuant to the
                        ----------------
Voting Agreement, the SQA Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 24 of 49 Pages
---------------------                                  -----------------------

of any proposal made in opposition to or competition with consummation of the Merger. The SQA Stockholders have also agreed if requested by Rational to execute and deliver to Rational an irrevocable proxy granting Rational the authority to vote the shares of Issuer Common Stock owned by the SQA Stockholders in the manner described in the previous sentence. The Voting Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. Each SQA Stockholder and the number of outstanding shares of Issuer Common Stock held of record by each SQA Stockholder is set forth in Schedule B hereto which is hereby incorporated by this reference. Rational did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also as an inducement to Rational to enter into the Merger Agreement, Rational and Issuer entered into a Stock Option Agreement dated November 12, 1996 ("Stock Option Agreement") pursuant to which Issuer granted Rational the
       ----------------------
right (the "Option"), under certain conditions, to purchase up to 1,213,296
            ------
shares of Issuer Common Stock at a price of $35.26 per share. In the event Rational exercises the option, Rational will determine the source of funds to be used in payment for the SQA Common Stock. A copy of this Stock Option Agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference. The SQA Stockholders are not parties to the Stock Option Agreement.

     Also in connection with the Merger Agreement, certain stockholders of Rational (each an "Affiliate") have each entered into an affiliate agreement
                   ---------
with Rational (collectively, the "Affiliate Agreements") pursuant to which each
                                  --------------------
Affiliate has agreed to not sell, exchange, transfer, pledge, dispose or otherwise reduce such Affiliate's interest in or risk relative to any shares of Rational Common Stock or other equity securities of Rational owned by such Affiliate during the period commencing November 12, 1996 and ending at such time as financial results covering at least 30 days of combined operations of Rational and Issuer have been published by Rational, such publication to be in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the "Commission"), a report
                                                        ----------
to the Commission on Form 10-K, 10-Q or 8-K or any other public filing or announcement which includes the combined results of operations of Rational and Issuer, so as not to interfere with Rational accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the copy of a form of the Affiliate Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

     Also in connection with the Merger Agreement, the SQA Stockholders have each entered into an affiliate agreement with Rational. The substance of these agreements is substantially similar to the substance Affiliate Agreements, except that each SQA Stockholder has also agreed that any sale, transfer or other disposition of Issuer Common Stock by such SQA Stockholder will be made in accordance with Rule 145 promulgated by the Commission under the Securities Act of 1933, as amended, and has made certain representations pertaining to continuity of interest with respect to the shares held by such SQA Stockholder. A copy of a form of this agreement is included as Exhibit 5 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 25 of 49 Pages
---------------------                                  -----------------------

   As a result of and subject to the Voting Agreement, Rational has shared power with the SQA Stockholders to vote an aggregate of 1,545,460 shares of Issuer Common Stock (including an aggregate of 138,532 shares subject to options purchasable by the SQA Stockholders within 60 days hereof) for the limited purposes described in Item 4 above, and such shares constitute approximately 16.2% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996. To the extent that Rational, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are granted pursuant to the Voting Agreement, Rational will have sole power to vote such shares. If pursuant to the Stock Option Agreement the Option becomes exercisable, Rational would have the right to acquire up to 1,213,296 shares of Issuer Common Stock. If such shares are acquired, Rational would have sole voting and dispositive power over such shares, and such shares would constitute approximately 12.7% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996. The SQA Stockholders are not parties to the Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder. As a result of the Voting Agreement and if the Option is exercised, Rational may be deemed to beneficially own an aggregate of 2,758,756 shares of Issuer Common Stock (including an aggregate of 138,532 shares subject to options purchasable by the SQA Stockholders within 60 days hereof) or 28.9% of the issued and outstanding shares of Issuer Common Stock as of November 12, 1996.

     To Rational's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A. In addition, Rational has not affected any transaction in Issuer Common Stock during the past 60 days and to Rational's knowledge, none of the person named in Schedule A has affected any transaction in Issuer Common Stock during the past 60 days.

     Set forth on Schedule C opposite each SQA Stockholder's name is (i) that number of shares of Issuer Common Stock beneficially owned by such SQA Stockholder as of the date hereof (identifying those shares which there is a right to acquire) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of June 1, 1996). As a result of and subject to the Voting Agreement, each of the SQA Stockholders share voting power with Rational to vote that number of shares of Issuer Common Stock as is set forth on Schedule C opposite such Individual's name (including those shares which there is a right to acquire) for the limited purposes described in Item 4 above. Each Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

     Other than as described herein, to Rational's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                                 SCHEDULE 13D

---------------------                                  -----------------------
CUSIP No. 784637100                                    Page 26 of 49 Pages
---------------------                                  -----------------------

     The following documents are filed as exhibits:

     1. Agreement and Plan or Reorganization dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, Sunshine Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Rational Software Corporation, and SQA, Inc., a Delaware corporation.

     2. Participation Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, Sunshine Acquisition Corp., a Delaware corporation, and certain stockholders of SQA, Inc., a Delaware corporation.

     3. Stock Option Agreement dated November 12, 1996 by and between SQA, Inc., a Delaware corporation and Rational Software Corporation, a Delaware corporation.

     4. Form of Affiliate Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of Rational Software Corporation, a Delaware corporation.

     5. Form of Affiliate Agreement dated November 12, 1996 by and among Rational Software Corporation, a Delaware corporation, and certain stockholders of SQA, Inc., a Delaware corporation.

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 27 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                              RATIONAL SOFTWARE CORPORATION


                              By:   /s/  Paul D.Levy
                                    -----------------

                              Title:  Chairman of the Board and Chief Executive
                                       Officer

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 28 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                                    HIGHLAND CAPITAL PARTNERS II LIMITED
                                    PARTNERSHIP


                              By:   /s/ Paul A. Maeder
                                    ------------------

                              Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 29 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                              AEGIS SELECT LIMITED PARTNERSHIP


                              By:   /s/ Ted R. Dintersmith
                                    ----------------------

                              Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 30 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                              AEGIS II LIMITED PARTNERSHIP



                              By:   /s/ Ted R. Dintersmith
                                    ----------------------

                              Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 31 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996

                              NORTH BRIDGE VENTURE PARTNERS, L.P.


                              By:   /s/ Edward T. Anderson
                                    ----------------------

                              Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 32 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  Ronald H. Nordin
                              ---------------------
                              Ronald H. Nordin

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 33 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  Thomas F. Bogan
                              --------------------
                              Thomas F. Bogan

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 34 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  Frederick J. Ciaramaglia
                              -----------------------------
                              Frederick J. Ciaramaglia

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 35 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  William T. Dedrick
                              -----------------------
                              William T. Dedrick

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 36 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  Roger A. Hodskins
                              ----------------------
                              Roger A. Hodskins

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 37 of 49 pages
----------------------                                 ----------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                              /s/  David J. Orfao
                              -------------------
                              David J. Orfao

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 38 of 49 pages
----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                    /s/  Eric L. Schurr
                                    -------------------
                                    Eric L. Schurr

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 39 of 49 pages
----------------------                                 ----------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                    /s/  Edward T. Anderson
                                    -----------------------
                                    Edward T. Anderson

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 40 of 49 pages
----------------------                                 ----------------------

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 /s/  Thomas I. Csathy
                                 ---------------------
                                 Thomas I. Csathy

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 41 of 49 pages
----------------------                                 ----------------------

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 /s/  Ted R. Dintersmith
                                 -----------------------
                                 Ted R. Dintersmith

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 42 of 49 pages
----------------------                                 ----------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 /s/  Jerald G. Fishman
                                 ----------------------
                                 Jerald G. Fishman

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 43 of 49 pages
----------------------                                 ----------------------

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 /s/   Paul A. Maeder
                                 --------------------
                                 Paul A. Maeder

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 44 of 49 pages
----------------------                                 ----------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 HIGHLAND MANAGEMENT PARTNERS II
                                 LIMITED PARTNERSHIP


                                 By:  /s/ Paul A. Maeder
                                      ------------------
                                 Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 45 of 49 pages
----------------------                                 ----------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 1996


                                 NORTH BRIDGE VENTURE
                                 MANAGEMENT, L.P.


                                 By:  /s/ Edward T. Anderson
                                      ----------------------
                                 Title: General Partner

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 46 of 49 pages
----------------------                                 ----------------------

                                   SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                         RATIONAL SOFTWARE CORPORATION

                            Present Principal
                           Occupation Including
     Name and Title          Name of Employer                 Citizenship
     --------------        --------------------               -----------
Paul D. Levy             Chairman of the Board of Directors             U.S.
                         and Chief Executive Officer of Rational


Michael T. Devlin        President and Director of Rational             U.S.


Robert T. Bond           Senior Vice President, Chief Operating         U.S.
                         Officer, Chief Financial Officer and
                         Secretary of Rational


David H. Bernstein       Senior Vice President and General Manager,     U.S.
                         Products of Rational


John R. Lovitt           Senior Vice President North American Field     U.S.
                         Operations of Rational


Stephen F. Zeigler       Senior Vice President and General Manager,     U.S.
                         UNIX Application  Construction Products
                         of Rational


Timothy A. Brennan       Vice President, Finance and Administration     U.S.
                         of Rational


Kevin J. Haar            Vice President, Major Accounts, North          U.S.
                         American Field Operations of Rational


Ivar Jacobson            Vice President, Business Engineering of        SWEDEN
                         Rational

                                 SCHEDULE 13D

----------------------                                 ----------------------
CUSIP No. 784637100                                    Pages 47 of 49 pages
----------------------                                 ----------------------

Joseph N. Marasco        Vice President and General Manager,            U.S.
                         Windows Application Construction
                         Products of Rational


Gregory L. Meyers        Vice President and General Manager,            U.S.
                         Object Modeling Products of Rational


Richard P. Reitman       Vice President, Process and Project            U.S.
                         Management Products of Rational


Gerard J. Rudisin        Vice President, Corporate Marketing of         U.S.
                         Rational


James S. Campbell        Director of Rational and Managing Director of  U.S.
                         Management Partners International Corporation


Daniel H. Case III       Director of Rational and President and Chief   U.S.
                         Executive Officer of Hambrecht & Quist Group


Leslie G. Denend         Director of Rational and President and Chief   U.S.
                         Executive Officer of Network General
                         Corporation


John E. Montague         Director of Rational and Vice President,       U.S.
                         Financial Strategies at Lockheed Martin
                         Corporation


Allison R. Schleicher    Director of Rational and Vice President,       U.S.
                         Finance of IBM Credit Corporation

                                 SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 784637100                                          PAGE 48 OF 49 PAGES
-------------------                                          -------------------
                                  SCHEDULE B

                               Principal Occupation or         Name and Address of Corporation or
        Individual                   Employment                Other Organization in Which Employed    Citizenship
-----------------------       -----------------------          ------------------------------------    -----------
Ronald H. Nordin            President                            SQA, Inc.                                  CANADA
                                                                 One Burlington Woods
                                                                 Burlington, MA 01803

Frederick J. Ciaramaglia    Vice President, Research and         SQA, Inc.                                  U.S.
                            Development                          One Burlington Woods
                                                                 Burlington, MA 01803

William T. Dedrick          Vice President, U.S. Sales           SQA, Inc.                                  U.S.
                                                                 One Burlington Woods
                                                                 Burlington, MA 01803

Roger A. Hodskins           Vice President, Enterprise Partners  SQA, Inc.                                  U.S.
                                                                 One Burlington Woods
                                                                 Burlington, MA 01803

Eric L. Schurr              Vice President, Product              SQA, Inc.                                  U.S.
                            Management and Marketing             One Burlington Woods
                                                                 Burlington, MA 01803

Thomas F. Bogan             Senior VP, Finance and Chief         SQA, Inc.                                  U.S.
                            Financial Officer                    One Burlington Woods
                                                                 Burlington, MA 01803

David J. Orfao              Senior VP, Worldwide Sales and       SQA, Inc.                                  U.S.
                            Support                              One Burlington Woods
                                                                 Burlington, MA 01803

Edward T. Anderson          General Partner                      North Bridge Venture Capital               U.S.
                                                                 404 Wyman Street
                                                                 Waltham, MA 02154

Thomas I. Csathy            President                            T.I. Csathy Associates, Inc.               Canada
                                                                 60 MacNabb Place
                                                                 Rockcliffe Park, Ontario
                                                                 K1L 8J4 Canada

Ted R. Dintersmith          General Partner                      Charles River Ventures                     U.S.
                                                                 Bay Colony Corporate Center
                                                                 1000 Winter Street, Suite 3300
                                                                 Waltham, MA 02154

Jerald G. Fishman           President                            Analog Devices                             U.S.
                                                                 One Technology Way
                                                                 P.O. Box 9106
                                                                 Norwood, MA 02062

Paul A. Maeder              General Partner                      Highland Capital Partners                  U.S.
                                                                 Two International Place, 22nd Floor
                                                                 Boston, MA 02110

                                 SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. 784637100                                          PAGE 49 OF 49 PAGES
-------------------                                          -------------------



                                   SCHEDULE C


                                                                                Percentage of
                                                                           Outstanding Shares of
                                       Number of Shares Issuer of          Issuer  Common Stock as
        Individual                   Common Stock Beneficially Owned       of November 12, 1996
-------------------------           ---------------------------------      -----------------------
Highland Capital Partners II           628,180                                              6.59%
Limited Partnership or its
 Managing General Partner,
 Highland Management Partners II
 Limited Partnership

Aegis Select Limited Partnership       109,290                                              1.15%
 & Aegis II Limited Partnership

North Bridge Venture Partners or       506,363                                              5.32%
 its Managing General Partner,
 North Bridge Venture
 Management, L.P.

DIRECTORS
---------

Edward T. Anderson                      43,547                                              0.46%

Ted R. Dintersmith                      14,642                                              0.15%

Paul A. Maeder                          73,832                                              0.78%

Thomas I. Csathy                         1,000                                              0.01%


OFFICERS
--------

Ronald H. Nordin                       123,247     (includes right to                       1.41%
                                                   acquire 95,217)

Frederick J. Ciaramaglia                14,070     (includes right to                       0.15%
                                                   acquire 12,320)

William T. Dedrick                       2,640     (includes right to                       0.03%
                                                   acquire 2,640)

Roger A. Hodskins                        4,519      (includes right to                      0.05%
                                                   acquire 4,225)

Eric L. Schurr                           4,130     (includes right to                       0.04%
                                                   acquire 4,130)

David J. Orfao                          20,000     (includes right to                       0.21%
                                                   acquire 20,000)